------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 37
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION

     Item 8 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On November 27, 2001, the Company issued and distributed to its salaried and hourly employees the November 2001, Volume 3 edition of the For Your Benefit Newsletter, the full text of which is attached as Exhibit (a)(5)(Y) hereto and incorporated herein by reference, setting forth an explanation of certain benefit information relating to the Northrop Grumman Offer and the Northrop Grumman Merger.


ITEM 9. EXHIBITS

     Item 9 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(5)(Y) Text of the November 2001, Volume 3 edition of the For Your Benefit Newsletter, issued and distributed by the Company on November 27, 2001.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NEWPORT NEWS SHIPBUILDING INC.


                                        By:       /s/ STEPHEN B. CLARKSON
                                           ------------------------------------
                                           Name:  Stephen B. Clarkson
                                           Title: Vice President,
                                                  General Counsel and
                                                  Secretary


Dated: November 27, 2001

                                INDEX TO EXHIBITS

Exhibit No.                   Description
------------                  -----------

*(a)(1)(A)                    Amended and Restated Offer to Exchange dated
                              November 13, 2001 (filed as Exhibit (a)(4)(A) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(1)(B)                    Form of Letter of Election and Transmittal (filed
                              as Exhibit 99.8 to Amendment No. 5 to the Northrop
                              Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(C)                    Form of Notice of Guaranteed Delivery (filed as
                              Exhibit 99.9 to Amendment No. 5 to the Northrop
                              Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(D)                    Form of Letter to Brokers, Dealers, Commercial
                              Banks, Trust Companies and other Nominees (filed as Exhibit 99.10 to Amendment No. 5 to the
                              Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(E)                    Form of Letter to Clients for Use by Brokers,
                              Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit 99.11 to
                              Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(1)(F)                    Guidelines for Certification of Taxpayer
                              Identification Number on Substitute Form W-9
                              (filed as Exhibit 99.12 to Amendment No. 5 to the
                              Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(2) (A) Letter to stockholders from William P. Fricks dated June 6, 2001.

*(a)(2)(B)                    Letter to stockholders from William P. Fricks
                              dated November 13, 2001.

(a)(3)                        Not Applicable.

(a)(4)                        Not Applicable.

*(a)(5)(A)                    Letter dated May 8, 2001 from Kent Kresa to
                              William P. Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics Statement).

*(a)(5)(B)                    Complaint filed by Patricia Heinmuller in the
                              Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as
                              Exhibit (a)(5)(vii) to Amendment No. 2 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)                    Complaint filed by Ellis Investments, Ltd. in the
                              Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as
                              Exhibit (a)(5)(viii) to Amendment No. 2 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)                    Complaint filed by David Bovie in the Court of
                              Chancery of the State of Delaware, in and for New
                              Castle County, on May 10, 2001 (filed as
                              Exhibit(a)(5)(ix) to Amendment No. 2 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)                    Complaint filed by Efrem Weitschner, in the Court
                              of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (filed as
                              Exhibit (a)(5)(x) to Amendment No. 2 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)                    Complaint filed by Eric van Gelder, in the Court
                              of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (filed as
                              Exhibit (a)(5)(xi) to Amendment No. 3 to the
                              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)                    Text of press release, dated June 6, 2001.

*(a)(5)(H)                    Text of the June 2001, Volume 1 edition of the For
                              Your Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as
                              Exhibit (a)(5)(M) to the General Dynamics Schedule
                              TO and incorporated herein by reference).

*(a)(5)(I)                    Text of letter from Kent Kresa to William B.
                              Fricks dated June 15, 2001.

*(a)(5)(J)                    Text of press release issued by Northrop Grumman,
                              dated June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)                    Text of press release issued by General Dynamics,
                              dated June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)                    Text of press release issued by the Company, dated
                              October 4, 2001.

*(a)(5)(M)                    Text of letter from Kent Kresa to William B.
                              Fricks, dated October 4, 2001.

*(a)(5)(N)                    Text of press release issued by the Company, dated
                              October 5, 2001.

*(a)(5)(O)                    Text of press release issued by the Company, dated
                              October 23, 2001.

*(a)(5)(P)                    Complaint filed by the U.S. Department of Justice
                              with the District Court for the District of Columbia on October 23, 2001 (filed as Exhibit
                              (a)(5)(xxviii) to Amendment No. 21 to the General
                              Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)                    Text of press release issued by the Company, dated
                              October 26, 2001.

*(a)(5)(R)                    Termination Agreement, dated October 26, 2001,
                              between General Dynamics and the Company.

*(a)(5)(S)                    Text of press release issued by the Company, dated
                              November 6, 2001.

*(a)(5)(T)                    Text of press release issued by the Company and
                              Northrop Grumman, dated November 8, 2001 (filed as
                              Exhibit 99.1
                              to the Company's Current Report on Form 8-K dated
                              November 8, 2001, and incorporated herein by reference).

*(a)(5)(U)                    Opinion of Credit Suisse First Boston Corporation
                              dated November 7, 2001 (included as Annex B hereto).

*(a)(5)(V)                    Information Statement pursuant to Section 14(f) of
                              the Exchange Act (included as Annex A hereto).

*(a)(5)(W)                    Retention Bonus Agreement, dated November 7, 2001,
                              between Northrop Grumman and Thomas C.
                              Schievelbein (filed as Exhibit 10.32 to Amendment
                              No. 5 to the Northrop Grumman Form S-4 dated
                              November 13, 2001, and incorporated herein by reference).

*(a)(5)(X)                    Text of the November 2001, Volume 1 edition of the
                              For Your Benefit Newsletter, issued and
                              distributed by the Company on November 26, 2001.

(a)(5)(Y) Text of the November 2001, Volume 3 edition of the For Your Benefit Newsletter, issued and distributed by the Company on November 27, 2001.

*(e)(1) Confidentiality Agreement between Northrop Grumman and the Company.

*(e)(2) Agreement and Plan of Merger, dated as of November 7, 2001, among Northrop Grumman, the Northrop Grumman Purchaser and the Company (filed as
                              Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(e)(3) Amendment No. 3 dated as of November 7, 2001, to the Rights Agreement between Newport News Shipbuilding Inc. and EquiServe Trust Company, N.A. (formerly First Chicago Trust Company of New
                              York), as Rights Agent (filed as Exhibit 4 to the Company's Form 8-A/A dated November 8, 2001, and incorporated herein by reference).

(g)                           Not Applicable.

* Previously filed.

                                                               Exhibit (a)(5)(Y)

                                                          November 2001 Volume 3

Newport News Shipbuilding


FOR YOUR BENEFIT


                                                   SALARIED AND HOURLY EMPLOYEES


                    Benefit Information about our Merger with
                                Northrop Grumman


In anticipation of a successful merger with Northrop Grumman, below is an explanation of how our stock-based benefit plans will be affected.

Stock Options

o As you have previously been advised, all unvested stock options will vest at the consummation of the tender offer and you will receive value for those options with a strike price less than the price offered at close. After the tender offer expires stock options cannot be exercised but instead will be cashed out as soon as administratively practical by Northrop Grumman. Unless extended, the tender offer for your options is currently scheduled to expire on November 29, 2001. The value you receive will be subject to normal tax withholdings.

Salaried 401(k) Plan

o NNS will match your 401(k) contributions with cash instead of NNS stock beginning with the pay period during which the tender offer expires and Northrop accepts the tendered shares for purchase.

o    The Company 3% ESOP stock grant will also be made in cash until 12/31/01.

o Unlike before, where Company contributions were restricted to only the NNS stock fund these Company cash contributions will be directed into the same investments that you have elected for your salary deferrals. If you are not currently contributing to the plan, the 3% grant will be directed into the Barclays Money Market Fund at which time you can then make an election to invest the cash into other investment funds offered in the Plan.

o Northrop will pay cash or Northrop stock, or some combination of both in exchange for shares of NNS stock tendered in the offer. Following completion of the merger, any remaining untendered NNS shares will also be exchanged for cash, Northrop stock or some combination of both. The cash proceeds from the disposition of your NNS shares will be deposited into the Barclays Money Market Fund in your 401(k) plan. The Northrop stock portion will also be credited to your 401(k) account.

o We are pleased to announce that there will be no restrictions on the sale of the Northrop stock in your account. If you wish to redirect the proceeds from the sale of your NNS stock to other investment options in the plan you can do so by calling Merrill Lynch at the number below.

o If you are currently purchasing NNS stock in the 401(k) plan, you must call Merrill Lynch at 1-877-NNS-PLAN (667-7526) to redirect your election. Otherwise, that portion of your salary deferral will be automatically redirected into the Barclays Money Market Fund, starting with contributions for the pay period during which the tender offer expires and Northrop accepts tendered shares for purchase. Since the risks and returns of these investments are different, it is important that you make an active decision concerning your contributions.

o The trading restriction that limits trades to one per month is eliminated as soon as administratively practical.

o There is no change to the current 2-year vesting requirement for the Company match.

o The limit for employee contributions to the plan will increase from 12% to 20% on 1/1/02.

o There are no current plans to merge this plan with a Northrop 401(k) plan. Any further information will be provided to you as it becomes available.

Hourly 401(k) Plan

o Northrop will pay cash or Northrop stock, or some combination of both in exchange for shares of NNS stock tendered in the offer. Following completion of the merger, any remaining untendered NNS shares also will be exchange for cash, Northrop stock of some combination of both. The cash proceeds from the disposition of any NNS shares in your 401(k) account will be deposited into the Evergreen Treasury Money Market Fund. The Northrop stock portion will also be credited to your 401(k) account in the Northrop Unitized Stock Fund. You may redirect the proceeds from the sale of your NNS stock to other investment options in the plan by calling First Union at 1-800-377-9188.

o If you are currently purchasing NNS stock in the 401(k) plan, you must call First Union at the number above to redirect your election. Otherwise, it will be automatically redirected to the Evergreen Treasury Money Market Fund starting with contributions for the pay period during which the tender offer expires and Northrop accepts tendered shares for purchase. Since the risks and returns of these investments are different, it is important that you make an active decision concerning your contributions.

o The trading restriction that limits trades to one per month is eliminated as soon as administratively practical.

Employee Stock Purchase and Accumulation Plan (ESPAP)

o The final salaried and hourly payroll deductions for participants in the ESPAP will end and the final purchase of NNS stock for plan accounts will be transacted prior to the completion of the merger.

o Assuming the merger is completed during the fourth quarter this year, the purchase price will be the lower of the average price of NNS stock on the first day of the fourth quarter or on the day prior to the final stock purchase.

o Participants will receive a check from Salomon Smith Barney for the cash portion of the merger consideration and for any fractional shares held in their accounts. Shares of Northrop stock received as part of the merger consideration will be credited to participant accounts. Salomon Smith Barney will send a letter to participants within the next few days outlining options regarding the shares of Northrop stock in their accounts.

o    The ESPAP will terminate when the merger is complete.

The changes communicated in this newsletter are considered a Summary of Material Modification. You should place these materials which describe changes in your benefits with your Summary Plan Description Handbook.

                                FOR YOUR BENEFIT
                  is published by the Human Resources Division